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NEWS                                                 THOMAS & BETTS CORPORATION
                                                     8155 T&B Boulevard
                                                     Memphis, TN 38125
                                                     (901) 252-5466

                                                     [THOMAS & BETTS LOGO]

FOR IMMEDIATE RELEASE                                  CONTACT: Tricia Bergeron
                                                                 (901) 252-8266
                                                        tricia_bergeron@tnb.com

               THOMAS & BETTS CORPORATION DECLARES CASH DIVIDEND

     COMPANY'S BOARD OF DIRECTORS EXTENDS TERM OF SHAREHOLDER RIGHTS PLAN
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MEMPHIS, TENN., September 6, 2000 -- Thomas & Betts Corporation (NYSE:TNB)
announced that the company's board of directors declared a regular quarterly dividend of 28 cents per share at a meeting held today. The dividend is payable on October 2, 2000 to shareholders of record at the close of business on September 18, 2000. Thomas & Betts' board of directors also extended the term of the company's Shareholder Rights Plan, originally adopted in 1997, to December 15, 2003.

     "Thomas & Betts has paid a dividend each quarter since 1934," said Kevin Dunnigan, chairman and chief executive officer of Thomas & Betts. "We are pleased to continue this payment. Furthermore, our board's decision to extend the term of the shareholders rights plan is consistent with our desire to provide our shareholders maximum value in the event of an unsolicited take over attempt."

     Dunnigan said that extending the term of the Shareholder Rights Plan was part of the board's normal course of business for the year 2000 given the pending expiration of the plan in December 2000. He emphasized that the board's action was not in response to a solicitation by a potential acquirer.

     The effect of the Shareholder Rights Plan is to allow shareholders to buy additional shares of the company's stock at a 50 percent discount in the event of a hostile attempt to acquire the company. The rights are intended to deal with the serious problem of another person or group using abusive tactics to acquire Thomas & Betts thereby preventing the company's board and its shareholders the opportunity to fully realize the long-term value of their investment in the company. The rights will not prevent a takeover, but should encourage anyone seeking to acquire the company to negotiate with the board prior to attempting a takeover.

     The rights will expire on December 15, 2003 unless earlier exchanged or redeemed. The rights will be exercisable only if a person or group acquires 15 percent or more of Thomas & Betts common stock or announces a tender offer which would result in ownership of 15 percent or more of the common stock. Each right will entitle the shareholder to buy one-two-hundredths of a share of junior participating preferred stock at an exercise price of $100.

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     Thomas & Betts Corporation is one of the world's leading designers and manufacturers of electrical connectors and components for worldwide markets. Headquartered in Memphis, Tennessee, the company has manufacturing, distribution, and office facilities worldwide.

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   THIS PRESS RELEASE INCLUDES FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO
 MANY UNCERTAINTIES IN THE COMPANY'S OPERATIONS AND BUSINESS ENVIRONMENT. SUCH UNCERTAINTIES, WHICH ARE DISCUSSED FURTHER IN THE COMPANY'S QUARTERLY FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, MAY CAUSE THE ACTUAL RESULTS OF
  THE COMPANY TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS EXPRESSED OR
              IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS.
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